SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 7, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

1st Quarter Results Announcement

2009

São Paulo, May 07, 2009

Conference calls

Portuguese (Click here to access)	English (Click here to access)
May 7, 2009	May 7, 2009
11:00 am (Brazil time)	12:30 pm (Brazil time)
10:00 am (US EDT)	11:30 am (US EDT)

Phone: 0800 891-5822	Phone: +1 617 213 8062
Password: 77952312	Password: 47451413

Replay: +1 617-801-6888	Replay: +1 617-801-6888
Available from 05/07/2009 until 05/14/2009	Available from 05/07/2009 until 05/14/2009
Code: 84468177	Code: 90531131

Index

Index	2

Highlights	3

Spread (RASK – CASK)	4

Graph 1: Trend of CASK and Spread of RASK (-) CASK	4
Market	5
Graph 2: Market growth in domestic and international markets (base 100)	5
Graph 3: TAM’s market share	5
Table 1: Operating data	6
Table 1: Operating data	6
Table 2: Fleet	7

Financial Performance	8

Revenues	8
Table 3: Revenue per type of service	8
Table 4: Total RASK and Yield Total, Scheduled Domestic and International	8

Costs and Expenses in US GAAP	10

Table 5: Costs and Expenses – Quarter	10
Table 6: EBITDAR, EBITDA e EBIT calculation	13
Table 7: Condensed Balance Sheet	14
Indebtedness	15
Table 9: Breakdown and Maturity of financial debt	15

Hedge	15

Cash Flow	16
Graph 4: Cash flow – Quarter	16
Tabela 8: Consolidated statement of cash flow under U.S. GAAP (unaudited):	17

Business Units	19

Stock Market	21

Table 10: Shareholders’ position in March 31, 2009	21
Graph 5: Stock Performance	21

Strategy & Estimates	22

Graph 6: Fleet projection at year end	22

US GAAP and BR GAAP Comparative	23

Table 11: Balance Sheet	23
Table 12: Statement of Result for the year ended March 31, 2009	25

Glossary	26

Investor Relation contacts:	27

Highlights

Q    7.3  million passengers
    transported in 1Q09, a
    reduction of 3%

Q Record at more than
    112 thousand
    passengers transported
    in a single day

Q Gross Revenues of R$
    2.7 billion, an increase of
    17.1%

Q Punctuality index of
    92.2% in quarter, 2.6 p.p.
    higher than the sector’s
    average

Q Delivery of 2 A321 and
    1 A320 (versus 4Q08)

Q Beginning of code-
    share operations with
    bmi

Q Signature of agreement
    of cargo transportation
    between TAM Cargo and
    TAP Cargo

Q Renew of share
    buyback program

Q Awards received by
    Airfinance Journal

           •     Aircraft Finance
                  Team of the Year
                  2008 (Global)

           •     Latin America Deal
                  of the Year 2008

São Paulo, May 07, 2009 – (BOVESPA: TAMM4, NYSE: TAM) First quarter results report of 2009 (1Q09). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in United States (US GAAP) non audited. Additionally, financial statements summary in accordance with the changes in accounting practices provided by Law No. 11,638 are made available at the end of this release.

Operational Performance
Domestic Operations
Q Q Q Q
We reached 49.5% average market share in 1Q09.

Our capacity (ASK) increased 15.5% in 1Q09 compared to 1Q08 as a result of the net increase in our operating fleet of 2 A321, 11 A320 and 5 A319, compensated by the phase-out of the Fokker 100s (in 1Q09 we had 3 F-100 in our operating fleet) the reduction in the block hours by aircraft from 12.6 hours/day in 1Q08 to 12.0 flown hours per day in 1Q09 (total operation).

Demand (RPK) increased 4.5% in 1Q09 compared to 1Q08.

Our domestic load factor decreased to 64.2% in 1Q09, compared to 70.9% in 1Q08.

International Operations
Q Q Q Q
We had 85.5% average market share in 1Q09.

Capacity increased 18.5% in 1Q09, due to the increase of 4 B777, 4 A330 and 3 B767 into our international operating fleet (partially compensated by the phase-out of the MD11s from our fleet) making possible the beginning of long haul flights from Rio de Janeiro to Miami (daily) and New York (4 times per week) and from Sao Paulo to Orlando (daily). In South America we started daily flights from Buenos Aires to Brasília and from São Paulo to Lima and Bariloche through the increase in the narrow body fleet in the region. Also in South America, we increase the capacity operating the B777 to Santiago.

Our demand increased 10.5% comparing 1Q09 with 1Q08.

The international load factor decreased 5.2 p.p. to 71.6% in 1Q09 compared to 76.8% in 1Q08.

Financial Performance
Q Q Q Q Q Q
Total CASK decreased by 3.1% in 1Q09 compared to 1Q08, and CASK excluding fuel increased 13.9%.

EBIT and EBITDAR margins of 7.1% and 18.0% respectively.

Net income of R$ 56.9 million, a positive margin of 2.2%.

Our total cash and cash equivalents equaled R$ 1,085 million.

Return on Equity (ROE) of (103.8)%.

Return on Assets (ROA) of (11.4)%.

Spread (RASK – CASK)

The spread between RASK and CASK was R$ 1.2 cents resulting in an EBIT margin of 7.1% in 1Q09. The main factors that contributed to the decrease of 3.1% in CASK in 1Q09 compared to 1Q08 were the reduction in fuel and sales and marketing expenses, partially off-set by the increase in maintenance and repairs (except personnel), depreciation and amortization, aircraft and equipment leasing, outsourced services, personnel and the depreciation of the Real in 32.4%. To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

Operational Performance

Market
Graph 2: Market growth in domestic and international markets (base 100)

1Q09 Growth:
RPK (demand)	4.7%	-10.7%
ASK (supply)	10.2%	-8.9%

Graph 3: TAM’s market share

Table 1: Operating data

	2009	2008	Variation (%)
	1st quarter
Total
Passengers transported (thousand)	7,325	7,552	-3.0
RPK (million)	10,805	10,103	6.9
ASK (million)	16,104	13,799	16.7
Load factor - %	67.1	73.2	-6.1 p.p.
Break-even load factor (BELF) - %	62.0	71.0	-8.2 p.p.
Average tariff	306	256	19.4
Flight hours	141,139	126,326	11.7
Kilometers flown by aircraft (million)	85,245	75,447	13.0
Liters of fuel (million)	547,583	500,779	9.3
Aircraft utilization (hours per day)	12.0	12.6	-4.4
Aircraft utilization by track (hours per day)¹	12.6	13.5	-6.6
Landings	71,741	67,540	6.2
Stage Length	1,188	1,117	6.4
Total number of employees	24,772	21,885	13.2
- TAM Linhas Aéreas	24,080	20,957	14.9
- TAM Mercosur (TAM Airlines)	442	712	-37.9
- TAM Fidelidade (TAM Viagens)	250	216	15.7
WTI-NY end (NYMEX) (in US$/Barrel)	48.08	105.42	-54.4
End of period exchange rate	2.3152	1.7491	32.4

Domestic Market
Paid passengers transported (thousand)	6,202	6,386	-2.9
RPK domestic (million)	6,232	5,963	4.5
RPK scheduled domestic (million)	5,856	5,523	6.0
ASK domestic (million)	9,713	8,406	15.5 p.p.
ASK scheduled comestic (million)	9,279	7,902	17.4
Domestic Load factor - %	64.2	70.9	-6.8 p.p.
Market Share - %	49.5	50.0	-0.5 p.p.

International Market²
Paid passengers transported (thousand)	1,123	1,165	-3.7
RPK international (million)	4,573	4,140	10.5
RPK scheduled international (million)	4,569	4,121	10.9
ASK international (million)	6,391	5,393	18.5
ASK scheduled international (million)	6,371	5,361	18.8
International Load factor - %	71.6	76.8	-5.2 p.p.
Market Share - %3	85.5	67.7	17.8 p.p.

¹ Does not include aircraft in maintenace or reserve.
² International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numbers.
³ Does not include TAM Mercosur figures.

Domestic Market
The domestic market demand increased 4.7% comparing 1Q09 vs. 1Q08  while there was an increase in supply of 10.2% in the same period. As a result, the industry's load factor decreased 3.3 p.p. to 63.8% in 1Q09 compared to 67.2% in 1Q08.

TAM Domestic Demand	In the domestic market, we presented an increase of 4.5% in RPKs (scheduled + charter), comparing 1Q09 vs. 1Q08. Our domestic market share was 49.5% in 1Q09.
TAM Domestic Supply
Our domestic supply (measured in ASKs) increased 15.5% in 1Q09 when compared to 1Q08, due to the increase in the operating fleet of 2 A321, 11 A320 and 5 A319, compensated by 3 F100 and the reduction in the block hours by aircraft from 12.6 hours/day in 1Q08 to 12.0 flown hours per day in 1Q09 (total operation).

International Market
In the international market, both demand and supply decreased by 10.7% and 8.9%, respectively, when comparing 1Q09 vs. 1Q08. These factors led to a decrease in industry load factor from 69.1% to 67.8% in 1Q08 and 1Q09, respectively.

TAM International Demand
We grew in the international market last years. Our market share increased from 67.7% in 1Q08 to 85.5% in 1Q09, generated by a RPK increase of 10.5% from 1Q08 to 1Q09 (Considering TAM LA and TAM Mercosur statistics).

TAM International Supply
The increase in our participation in the international market was due to a 18.5% supply increase y-o-y, due to the increase of 4 B777, 4 A330 and 3 B767 into our international operating fleet partially (compensated by elimination of MD11s from our fleet), allowing the beginning of long haul flights from Rio de Janeiro to Miami (daily) and New York (4 times per week) and from Sao Paulo to Orlando (daily). In South America we started daily flights to Buenos Aires (via Brasilia) and to Bariloche and Lima (from Sao Paulo) through the increase in the narrow body fleet in the region. Also in South America, we increase our supply operating the B777 to Santiago and substituting all TAM Mercosur’s F100 to A320 aircraft.

Table 2: Fleet

March 31
		In Operation		Redelivery		Total
Model	Capacity	1st quarter
		2009	2008	2009	2008	2009	2008
B777	365 seats	4	-	-	-	4	-
MD-11	289 seats	-	3	-	-	-	3
A340	267 seats	2	2	-	-	2	2
A330	212 / 213 seats	16	12	-	-	16	12
B767	205 seats	3	-	-	-	3	-
Total Wide Body	220 seats	25	17	-	-	25	17
A321	220 seats	5	3	-	-	5	3
A320	156 / 174 seats	82	71	-	-	82	71
A319	144 seats	20	15	-	-	20	15
F-100	108 seats	-	3	-	3	-	6
Total Narrow Body		107	92	-	3	107	95
Total		132	109	-	3	132	112

Financial Performance

All the values shown in the tables below are prepared in accordance with accounting principles generally accepted in United States (US GAAP) non audited and were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances may be different from the amounts shown in the tables below.

Revenues

Table 3: Revenue per type of service

	2009	2008	Variation (%)
	1st quarter
Domestic revenue - Pax
Scheduled - PAX	1,381,308	1,275,013	8.3%
Charter - PAX	61,171	45,544	34.3%
Total	1,442,479	1,320,557	9.2%

International revenue - Pax
Scheduled - PAX	795,149	610,902	30.2%
Charter - PAX	1,710	2,405	-28.9%
Total	796,859	613,307	29.9%

Cargo revenue
Domestic cargo	97,908	94,039	4.1%
International cargo	110,481	120,398	-8.2%
Total	208,389	214,437	-2.8%

Other operating revenue
Loyalty program	209,506	80,545	160.1%
Expired tickets and other	64,178	96,511	-33.5%
Agency of trip and tourism	14,728	12,039	22.3%
Total	288,412	189,095	52.5%

Gross Revenue	2,736,140	2,337,396	17.1%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International

	2009	2008	Variation (%)
	1st quarter
RASK (cents)(1) (2)	16.39	16.31	0.5
Load Factor - %	67.1	73.2	-6.1 p.p.
Yield (cents of reais)(1) (3)	22.65	21.26	6.5

RASK scheduled domestic (cents)²	14.21	15.37	-7.6
Domestic Load factor - %	63.1	69.9	-6.8 p.p.
Yield Scheduled Domestic (cents of reais)³	23.59	23.09	2.2

RASK scheduled Internacional (cents)²	12.48	11.39	9.5
International Load factor - %	71.7	76.9	-5.2 p.p.
Yield Scheduled International (cents of reais)³	17.40	14.82	17.4
RASK scheduled Internacional (cents of USD)²	5.39	6.51	-17.3
Yield Scheduled International (cents of USD)³	7.52	8.47	-11.3

(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

Gross operating revenue
Our gross operating revenue increased 17.1% to R$ 2,736.1 million in 1Q09, compared to R$ 2,337.4 million in 1Q08. Our total gross yield increased 6.5% to R$ 22.65 cents in the 1Q09 compared to R$ 21.26 cents in 1Q08. Our total demand (RPK) increased 6.9% and our supply (ASK) increased 16.7% resulting in a reduction of 6.1 p.p. in the average load factor to 67.1% in 1Q09. The total RASK (net of taxes) increased 0.5% to 16.39  in 1Q09, compared with 16.31 in 1Q08.

Gross domestic passenger revenues
Gross domestic passenger revenue (including scheduled and charter passengers) increased 9.2% to R$ 1,442.5 million in 1Q09, compared to R$ 1,320.6 million in 1Q08. Domestic scheduled yield increased 2.2% from R$ 23.09 cents in 1Q08 to R$ 23.59 cents in 1Q09, domestic demand (in RPK terms) increased 4.5% while the increase in the domestic supply (in ASK terms) was 15.5%, representing a reduction in the domestic load factor of 6.8 p.p.. With the effect of domestic scheduled yield increase and the reduction in load factor, our RASK scheduled domestic presented a 7.6% decrease, reaching R$ 14.21 cents in 1Q09 compared to R$ 15.37 cents in 1Q08.

Gross international passenger revenue
Gross international passenger revenue (including scheduled and charter passengers) increased 29.9% to R$ 796.9 million in 1Q09, compared with R$ 613.3 million in 1Q08. The yield scheduled international increased 17.4% to R$ 17.40 cents in 1Q09 from R$ 14.82 cents in 1Q08. In dollar terms, yield scheduled international decreased 11.3% to US$ 7.52 cents in 1Q09 from US$ 8.47 cents in 1Q08. The increased in the yield scheduled international in reais was due to the depreciation of the Real vs. Dollar of 32.4%, partially compensated by the beginning of flights such as from Rio de Janeiro to Miami (daily) and New York (4 times a week) and from Sao Paulo to Orlando (daily) and Lima (daily), usually launched with promotional fares. Our international demand increased 10.5% and the international supply increased 18.5% resulting in a load factor decreased 5.2 p.p. to 71.6% in 1Q09 compared to 76.8% in 1Q08. In consequence of the increase in yield scheduled international in reais and the decrease in the load factor, the RASK scheduled international increased 9.5% from R$ 11.39 cents in 1Q08 to R$ 12.48 cents in 1Q09, while the RASK scheduled International in cents of USD decreased 17.3% to USD 5.39 cents in 1Q09 from USD 6.51 cents in 1Q08.

Gross cargo revenue
Gross cargo revenue (domestic and international) decreased 2.8% to R$ 208.4 million in 1Q09, compared to R$ 214.4 million in 1Q08 due to the reduction in the global economic activity, impacting mainly our international business.

Other gross revenue	Other gross revenue increased 52.5% to R$ 288.4 million in 1Q09, compared to R$ 189.1 million in 1Q08, mainly due to the increase on the Loyalty program revenues in 160%.
Sales deductions and taxes
Sales deductions and taxes increased 10.7% to R$ 96 million in 1Q09, compared with R$ 86.7 million in 1Q08, due to the increase in the domestic flights revenues and other operational revenues, which is the taxes and deductions basis of calculation.

Net operating revenue	Our net operating revenue increased 17.3% to R$ 2,640.2 million in 1Q09, compared with R$ 2,250.7 million in 1Q08.

Costs and Expenses in US GAAP

Table 5: Costs and Expenses – Quarter

	1st quarter
US GAAP	In cents of R$ per ASK			In millions of R$
	2008	2007	Variation (%)	2008	2007	Variation (%)

Operational Income	16.99	16.94	0.3	2,736.1	2,337.4	17.1
Flight revenue	15.20	15.57	-2.4	2,447.7	2,148.3	13.9
Domestic	8.96	9.57	-6.4	1,442.5	1,320.6	9.2
International	4.95	4.44	11.5	796.9	613.3	29.9
Cargo	1.29	1.55	-16.8	208.4	214.4	-2.8
Other operating sales and/or services revenues	1.79	1.37	30.7	288.4	189.1	52.5
Sales deductions and taxes	(0.60)	(0.63)	-4.8	(96.0)	(86.7)	10.7

Net operational income	16.39	16.31	0.5	2,640.2	2,250.7	17.3

Fuel	(4.32)	(6.12)	-29.4	(695.1)	(844.8)	-17.7
Selling and marketing expenses	(0.97)	(1.75)	-44.6	(155.6)	(241.7)	-35.6
Aircraft and equipment leasing	(1.09)	(0.93)	17.2	(175.7)	(128.5)	36.7
Personnel	(3.19)	(2.88)	10.8	(514.3)	(397.7)	29.3
Maintenance and reviews (except personnel)	(1.49)	(0.69)	115.9	(239.3)	(95.3)	151.1
Outsourced services	(1.26)	(1.12)	12.5	(203.4)	(154.3)	31.8
Landing and take-off and navigation charges	(0.90)	(0.89)	1.1	(145.6)	(123.3)	18.1
Depreciation and amortization	(0.69)	(0.52)	32.7	(111.3)	(71.1)	56.6
Aircraft insurance	(0.10)	(0.09)	11.1	(15.9)	(12.9)	23.7
Others	(1.22)	(0.71)	71.8	(196.1)	(97.8)	100.5
Total cost of services and operational expenses	(15.23)	(15.71)	-3.1	(2,452.4)	(2,167.4)	13.1

Gross profit	1.17	0.60	95.0	187.8	83.4	125.3

Financial income (expense)	(0.69)	0.00	N.A.	(110.4)	0.6	N.A.

Income (loss) before income and social contribution taxes	0.48	0.61	-21.3	77.4	84.0	-7.8
Income tax and social contribution	(0.12)	(0.27)	-55.6	(19.9)	(37.1)	-46.4

Income (loss) before minority interest	0.36	0.34	5.9	57.5	46.9	22.8
Minority interest	0.00	0.00	N.A.	(0.6)	(0.1)	399.2

Net income (loss) for the period	0.35	0.34	2.9	56.9	46.7	21.8

EPS (R$)				0.38	0.31	21.8
EPS (USD)				0.16	0.18	-8.0
EPS adjusted (R$)				(0.85)	0.34	N.A.
EPS adjusted (USD)				(0.37)	0.19	N.A.

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 13.1% to R$ 2,452.4 million in 1Q09, compared to R$ 2,167.4 in 1Q08, due to  the increase in maintenance and reviews, other operating expenses, depreciation and amortization, aircraft and equipment leasing, outsourced services, personnel and to the depreciation of the Real exchange rate of 32.4% partially offset by reduction in marketing expenses and fuel. The cost of services and operational expenses by ASK (CASK) decreased 3.1% from 15.71 Real cents in 1Q08, to 15.23 Real cents in 1Q09, mainly due to the decrease in marketing expenses and fuel, partially compensated by the increase in maintenance and reviews, other operating expenses, depreciation and amortization, aircraft and equipment leasing, outsourced services, personnel and the depreciation of the Real exchange rate of 32.4%. The CASK excluding fuel costs increased 13.9% in 1Q09 compared to 1Q08.

Fuel
Fuel costs decreased 17.7% to R$ 695.1 million in 1Q09, compared with R$ 844.8 million in 1Q08 mainly due to the decrease in the average cost per liter of 24.8% and the increase of 6.4% in the average stage length, partially compensated by the 9.3% increase in liters consumed. Fuel costs by ASK decreased 29.4%.

Sales and Marketing
Sales and marketing expenses decreased by 35.6% to R$ 155.6 million in 1Q09, compared to R$ 241.7 million in 1Q08. The sales and marketing expenses represented 5.9% of total net revenues in 1Q09 against 10.7% in 1Q08, a reduction of 4.8 p.p.. The main reason was the incentive costs reduction in the domestic market and the reduction in marketing expenses, partially offset by the increase in the international sales (passenger) which has higher commercial costs. Sales and marketing expenses per ASK reduced 44.6%.

Aircraft and equipment leasing
Aircraft and equipment leasing costs increased by 36.7% to R$ 175.7 million in 1Q09, compared with R$ 128.5 million in 1Q08, mostly due to by the increase of 3 new A319 aircraft, 4 A320 and the 32.4% depreciation of the Real against the US dollar partially compensated by the Libor interest rate decrease and by the return of 8 Fokker 100 aircraft and of MD11 aircraft. Aircraft and equipment leasing costs by ASK increased 17.2%.

Personnel costs
Personnel costs increased by 29.3% to R$ 514.3 million in 1Q09, compared to R$ 397.7 million in 1Q08, principally due to the 13.2% increase in headcount from 21,885 to 24,772, due to the incorporation of new aircraft types into our fleet, new international stations and the annual salary increase of 8% since December 2008. Personnel costs per ASK increased 10.8%.

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 151.1% to R$ 239.3 million in 1Q09, compared to R$ 95.3 million in 1Q08, mainly due to the engine maintenance, the increase in our fleet, to the increase in flown hours of 11.7% and the depreciation of the Real against the US dollar of 32.4%, partially compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet). Costs with maintenance and repairs (except personnel) by ASK increased 115.9%.

Outsourced services
Outsourced services increased by 31.8% to R$ 203.4 million in 1Q09, compared to R$ 154.3 million in 1Q08. Outsourced services by ASK increased 12.5% due to the increase in consulting services, the increase in our international operations (costs related to international stations and the international distribution - GDS) and by the depreciation of the Real against the US dollar of 32.4%.

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 18.1% to R$ 145.6 million in 1Q09 compared with R$ 123.3 million in 1Q08, due to the increase in international flights, which costs are higher than the domestic ones, the navigation charges in consequence of the increase of 13.0% in kilometers flown, the increase of 6.2% in take-offs and the depreciation of the real in 32.4%. Landing, take-off and navigation charges by ASK increased 1.1%.

Depreciation and amortization
Depreciation and amortization costs increased 56.6% to R$ 111.3 million in 1Q09, compared with R$ 71.1 million in 1Q08, mainly due to the increase of 2 Airbus A321 aircraft, 7 A320, 2 A319, 4 A330, 3 Boeing B767 aircraft and 4 B777. The depreciation and amortization expense by ASK increased 32.7%.

Aircraft insurance
Aircraft insurance increased 23.7% to R$ 15.9 million in 1Q09 compared to R$ 12.9 million in 1Q08, mainly due to the net increase of 20 aircraft into our fleet compared to 1Q08 and by the depreciation of the Real against the US dollar of 32.4%, compensated by the reduction in the number of passengers transported in 3.0% in 1Q09 vs. 1Q08. The costs of aircraft insurance by ASK increased 11.1%.

Other operating expenses
Other operating expenses increased by 100.5% to R$ 196.1 million in 1Q09 compared to R$ 97.8 million in 1Q08 due to the phase-out of the MD11s, the depreciation of the Real against the US dollar of 32.4% and the increase in our operations of 16.7%. Other operational expenses by ASK increased 71.8%.

Net financial result	Our net financial result presented a loss of R$ 110.4 million in 1Q09, compared with a positive result of R$ 0.6 million in 1Q08, mainly due to interest expenses.

US GAAP non audited R$ Million	1Q08	1Q09

Financial income
Interest income from financial investments	55.1	30.0
Exchange variation	92.6	219.1
Financial instrument/gains – FX	40.7	-
Financial instrument/gains – WTI*
Realized	26.7	-
Unrealized	-	227.1
Other	3.4	8.7
	218.5	485.5

Financial expense	-	(4.2)
Interest expense from financial investments	(88.4)	(117.3)
Interest expense	(62.2)	(177.4)
Exchange variation	(0.3)	-
Financial instrument/loss – FX
Financial instrument/loss – WTI*
Realized	-	(290.0)
Unrealized	(63.7)	-
Other	(3.3)	(7.0)
	(217.9)	(595.9)

Financial result, net	0.6	(110.4)

*WTI West Texas Intermediate

Income tax and social contribution	Income tax and social contribution amounted expenses of R$ 19.9 million in 1Q09, compared to expenses of R$ 37.1 million in 1Q08.
Net Income
Our net result was a net income of R$ 56.9 million in 1Q09, compared to net income of R$ 46.7 million in 1Q08, as a result of the matters above discussed that represented an increase of 0.1 p.p. in margin, from a positive margin of 2.1% in 1Q08 to a positive margin of 2.2% in 1Q09.

EBITDAR, EBITDA, EBIT and Net Income

Table 6: EBITDAR, EBITDA e EBIT calculation

	2009	2008	Variation%
US GAAP (In millions of R$)	1st quarter

Net income before minority interest	58	47	23%

Income tax and social contribution	20	37	-46%
Financial result, net	110	-1	-17931%

EBIT	188	83	125%

Depreciation and amortization	111	71	57%

EBITDA	299	154	94%

Rental - Leasing	176	129	37%

EBITDAR	475	283	68%

Net revenue	2,640	2,251	17%

Margins:
EBIT	7.1	3.7	3.4 p.p.
EBITDA	11.3	6.9	4.5 p.p.
EBITDAR	18.0	12.6	5.4 p.p.

EBIT
EBIT margin was 7.1%, reaching R$ 187.8 million in 1Q09, compared to R$ 83.4 million in 1Q08, representing an increased in the margin of 3.4 p.p.. The EBIT increase was a consequence of the reduction of 3.1% in CASK and of the 0.5% RASK increase.

EBITDAR	EBITDAR margin was 18.0%, reaching R$ 474.8 million in 1Q09, compared to R$ 283.0 million in 1Q08, representing a increase in the EBITDAR margin of 5.4 p.p. in 1Q09 given the facts above mentioned.

Balance Sheet

Table 7: Condensed Balance Sheet

US GAAP (unaudited) – R$ thousand

Assets	03.31.2009	12.31.2008

Current
Cash and banks	616,127	665,530
Marketable securities	468,832	1,248,526
Customer accounts receivable	1,380,028	1,157,239
Inventories	250,044	231,556
Taxes recoverable	134,627	120,712
Advances to aircraft manufacturers	318,882	351,033
Deferred income tax and social contribution	84,925	81,715
Prepaid expenses	87,125	90,587
Aircraft insurance and other	42,603	58,693
Other	57,941	97,944

	3,441,134	4,103,535

Non-current
Marketable securities	242,272
Deposits in guarantee	91,411	116,135
Judicial deposits	87,106	84,928
Deferred income tax and social contribution	543,019	566,430
Advances to aircraft manufacturers	397,437	351,284
Advances to aircraft maintenance	450,552	432,839
Other accounts receivable	80,797	93,848

	1,892,594	1,645,464

Investment	70	70
Property, plant and equipment	7,286,327	7,156,746
Intangible assets	161,888	161,772

	7,448,285	7,318,588

	9,340,879	8,964,052

Total assets	12,782,013	13,067,587

Liabilities and stockholders’ equity

Current liabilities
Suppliers	400,674	486,095
Term loan and financing	305,691	191,835
Obligations under finance lease and lease payable	686,259	662,776
Debentures	9,330	28,542
Salaries and payroll charges	313,505	317,951
Advance ticket sales	784,289	819,780
Taxes and tariffs payable	169,454	162,908
TAM Loyalty Program	44,494	46,462
Income tax and social contribution payable	588	83,429
Interest on own capital and dividends payable	599	599
Return of Fokker 100 fleet	20,656	18,623
Senior notes	22,055	9,336
Derivative Financial Instruments	566,200	1,021,928
Deferred gain on sale-leaseback	32,085	32,085
Deferred income tax and social contribution
Other	259,353	217,229

	3,615,232	4,099,578
Non-current
Term loan and financing
Loans and financing	174,310	209,733
Obligations under finance lease	5,530,621	5,573,799
Debentures	500,000	500,000
Deferred income tax and social contribution
Provision for contingencies	1,075,150	1,032,728
Return of Fokker 100 fleet	31,648	32,563
Senior Notes	694,560	701,100
Derivative Financial Instruments	335,107	107,057
Deferred gain on sale-leaseback	107,334	115,356
Other	86,925	100,599

	8,535,655	8,372,935

Minority interest	4,733	4,234

Shareholder´s equity	626,393	590,840

Total liabilities and stockholders’ equity	12,782,013	13,067,587

Indebtedness

Table 9: Breakdown and Maturity of financial debt

US GAAP							R$ thousand
							03.31.2009
Year	Loans	Lease payable	Reorganization of Fokker 100 fleet	Debentures	Bonds	Total	% Total
2009	305,691	686,259	20,539	9,330	22,055	1,043,874	13%
2010	22,692	473,601	15,583	166667	0	678,543	9%
2011	135,232	637,270	16,065	166,667	0	955,234	12%
2012	5,543	622,906	0	166,667	0	795,116	10%
2013	1,086	682,284	0	0	0	683,370	9%
After 2013	9,757	3,114,559	0	0	694,560	3,818,876	48%
	480,001	6,216,879	52,187	509,330	716,615	7,975,012	100%
Foreign currency - denominated	424,232	6,216,879	52,187	0	716,615	7,409,913	93%
Local currency - denominated	55,769	0	0	509,330	0	565,099	7%

Financial leases in US GAAP
We had 63 aircraft accrued as financial leases in US GAAP at the end of 1Q09. Of these, 59 were operational lease contracts (Airbus A319 – 11, Airbus A320 – 24, Airbus A321 – 5, Airbus A330 – 14, Airbus A340 – 2 and Boeing 767 – 3), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases. Besides these reclassified contracts, we have the 4 contracts of the Boeing 777-300 ER that are real financial leases. Engines and spare parts are also considered financial leases.

Hedge

Currently we have 22% of the projected consumption of the coming twenty four months hedged at a strike price of 112 dollars per barrel. For the next twelve months we have 27% of the consumption hedged at an average strike price of 111 dollars.

	Volume (Thousand barrels)	Average Strike (USD/bbl)	Projected Consumption Covered

2Q09	1,245	113	33%

3Q09	1,145	110	30%

4Q09	830	109	22%

1Q10	890	114	23%

Subtotal	4,109	111	27%

2Q10	955	115	25%

3Q10	865	114	22%

4Q10	720	113	19%

1Q11	145	107	4%

Subtotal	2,684	114	17%

Total	6,793	112	22%

Cash Flow

Graph 4: Cash flow – Quarter

Cash flow from operating activities	Operational activities consumed R$ 450 million in 1Q09 compared to a generation of R$ 41 million in 1Q08, mainly due to the hedge contracts maturation of R$ 290 million.
Cash flow used in investing activities	Cash used in investing activities in 1Q09 represented R$ 57 million, mainly due to property, plant and equipment acquisition and ground support equipments.
Cash flow from financing activities	Cash used in financing activities in 1Q09 was R$ 80 million, mainly due to the increase in lease payments.
Share buy-back
The Board of Directors, at a meeting held on January 30, 2009, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program, up to three million, five hundred ninety-six thousand six hundred twenty-nine (3,596,629) preferred shares will be repurchased.

Changes in treasury stocks:	Quantity	Reais	Average price
	of shares	(R$ thousand)	Reais (R$)

December 31, 2007

Purchase of shares in 1 Q 2008	153,000	4,776	31.21
Purchase of shares in 2 Q 2008	75,700	2,651	35.03
Disposal of shares	(90,699)	(2,945)	32.48
Purchase of shares in 3 Q 2008	243,400	7,368	30.27
Disposal of shares	(108,890)	(3,387)	31.11
Purchase of shares in 4 Q 2008	129,800	2,907	22.40

March 31, 2009	402.311	11,370	28.26

Tabela 8: Consolidated statement of cash flow under U.S. GAAP (unaudited):

R$ thousand	03.31.2009	03.31.2008
Cash flows from operating activities

Net income for the quarter	56,911	46,732

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	111,324	71,079
Deferred income tax and social contribution	18,826	26,525
Provision for contingencies	22,186	5,271
Loss on disposal long lived assets	6,563	8,377
Derivative financial instruments	(227,678)	63,659
Indexation charges and exchange variations, net	(105,732)	17,452
Minority interest	631	126
Other provisions	(2,650)	1,840

(Increase) decrease in assets
Customer accounts receivable	(226,880)	(87,771)
Inventories	(22,652)	(10,540)
Taxes recoverable	(13,915)	16,085
Prepaid expenses	3,387	57,748
Deferred income tax and social contribution		(3,536)
Judicial deposits	(2,178)	(461)
Advances for aircraft maintenance	(21,336)	(82,028)
Insurance	15,851	13,321
Other receivables	53,957	(51,811)

Increase (decrease) in liabilities
Suppliers	(33,484)	(44,220)
Salaries and payroll charges	(4,446)	35,371
Advance ticket sales	(35,491)	(67,738)
Taxes and tariffs payable	6,546	42,300
Income tax and social contribution payable	(83,001)	(10,170)
Other	33,668	(6,473)

Net cash provided by operating activities	(449,593)	41,138

Cash flows from investing activities

Acquisition of property, plant and equipment	(129,151)	(105,451)
Increase Intangible	(6,525)	(5,587)
Marketable securities	602,102	97,559
Deposits in guarantee	23,831	35,921
Advances to aircraft manufactures
Reimbursement	30,763	22,858
Payments	(41,099)	(155,646)

Net cash provided by investing activities	479,921	(110,346)

	03.31.2009	03.31.2008
Cash flows from financing activities

Treasury stocks		(4,776)
Term loan and financing
Funds obtained	86,104	280,182
Repayments	(17,075)	(366,179)
Finance lease:
Repayments	(148,760)	(68,039)
Debentures:
Repayments		(4,234)

Net cash provided by financing activities	(79,731)	(163,046)

Increase (decrease) in cash and banks and financial investments	(49,403)	(232,254)

Cash and cash equivalents at the beginning of the quarter	665,530	466,538
Cash and cash equivalents at the end of the quarter	616,127	234,284
Change in cash and cash equivalents	(49,403)	(232,254)

Business Units
Loyalty Program
The Loyalty Program continues to represent an important source o four differentiation and is one of the main factors impacting the purchase decision of passengers. The high attractiveness is sustained by the unlimited availability to redeem tickets in South America and by the high availability in long haul flights. In 2008 the attractiveness was enhanced by the possibility of redemption with fewer points, which granted the program a unique position in the market.

The program has represented an important revenue stream, increasing 82% in 2008, reaching more than R$ 500 million in the year. The program has 5.5 million members who besides boosting the value generation through the sales of points to partners, represent a rich database for customer relationship.

A dedicated organization to the development of the business was created in 2008, reporting to the CFO, Managing and IT director. The business unit was tested in a controlled environment during 6 months, while its market and economic performance was monitored and evaluated, accelerating the development process and maturation. After this period, we have internally created the unit with an autonomous management. Its strategy is to focus on the improvement of the program as a loyalty tool to TAM and our main partners. The initial goals of this initiative are the expansion and strengthening of the program partnerships, as well as the development of the program attractiveness. Among the initial actions is the examination of new alternatives for redemption, which will take place at the first half of 2009 with the option to redeem points in the products and services of TAM Viagens.

In October 2008 we announced the entry in the Star Alliance, which implies, in the FFP agreements with at least the current members of the alliance. These agreements augment the existing scope of the program that already includes agreements signed with relevant programs such as: Victoria, of TAP; LAN Pass, of LAN; Miles&More of Lufthansa and Swiss and Milage Plus of United Airlines.

TAM Viagens
TAM Viagens is our other business that functions as a tour operator, offering complete packages including air tickets, ground transportation, hotel, tours and several services related to tourism. Nowadays, it is one of the largest tour operators in Brazil and has 68 own stores, dealing with 5 thousand agencies all over the country and offering products to more than 600 tourist destinations.

Its main objective is to attract passengers flying tourism and leisure to seats that would otherwise be empty during certain flights, either off-peak flights, or flights during low season – as the Brazilian market has the characteristic of being predominantly composed by business passengers that fly during specific periods of the day.  Our tour operator has too a fundamental importance in promoting and selling tickets of new flights launched. We have commercial offices in the US and Argentina, where we focus our sales efforts to stimulate trips from inhabitants of these countries to Brazil.

In the first half of 2009, we will promote a conjoint action together with the Loyalty Program, accepting points in the sales of packages. Recently, we have also started the process of opening franchise of the TAM Viagens stores, which will increase capillarity of our operations with no additional cost, improving further our margins.

TAM Maintenance (MRO)
Our business unit responsible for the realization and sales of maintenance services (MRO), established in 2008 responding directly to the president, has its headquarter in São Carlos, installed in its own area of 4.6 million metric squares – and is certified to perform the maintenance of all our fleet (apart from engines) besides more than 2 thousand aeronautic components. It has been an efficient instrument in reducing our costs as the scale gain with providing services for third companies optimizes the structure diluting our fixed costs.

We have created the concept of technological condominium in São Carlos, dividing our area in lots dedicated to the installation of our companies. The other companies will function independently but sharing the local infrastructure and creating synergy in the services provided. Besides the São Carlos facilities, our MRO unit is present in all stations we operate, offering line maintenance services to several customers.

In 2008 we implemented new processes and metrics in cost control by task, which has been helping us to minimize costs and allowed a reduction of one day in the average time the aircraft is away in the hangar for maintenance. Still in 2008 we have received the European certification to all aircraft of our fleet – the EASE145 certification allows us to execute scheduled maintenance activities (C and D checks) in aircraft with registration in any country from the European Community.  We are making progress with the process to obtain the North American certification (FAR-145), with which we will be able to execute services in the aircraft registered in the USA.

For 2009, besides the North American certification, we have the objective to acquire the certification to realize services in the Boeing 767 aircraft, increasing the services we offer. Besides, we are working in cost control and reduction – increasing synergies with line maintenance, selling empty spaces in hangars to third parties maintenance and diluting the fixed costs. We have also initiated an effort to increase to our brand recognition worldwide to promote the unit increasing visibility with both potential customers and investors.

TAM Cargo
TAM Cargo is our freight business unit, reporting directly to our Commercial and Planning vice president. Its revenue grew 30% in 2008, reaching R$ 1.0 billion, representing 9.2% over gross revenues. We do not operate exclusive cargo aircraft; however, we sell the empty space available on the belly of passenger’s aircraft.

We are improving our domestic cargo terminals operating structures, resulting in faster packages receiving. Until the end of the first half of 2009, we expect to implement a new and advanced tracking system, which will allow the passenger to track with details all the course of its freight and will help us with costs reduction. Our commercial strategy for 2009 is to increase the sales of small packages, which usually have higher yields.

In the international segment we are substituting our current system by Cargo Spot, which will result in quicker processes, higher revenue control and also will help us with market behaviour analysis, allowing us to have a better monitoring and faster decision making. We are signing Special Pro-rate Agreements (SPA) with several airline companies, allowing us to send shipments to the entire world. We are also in the final phase of the Global Partners Project, with all major International Cargo Agents, in order to increase the sold volume and TAM Cargo’s brand awareness.

Stock Market

Table 10: Shareholders’ position in March 31, 2009

Shareholders	Ordinary Shares	(%)	Preferential Shares	(%)	TOTAL	(%)
Controlling Shareholders	44,883,754	89.42%	24,768,755	24.67%	69,652,509	46.25%
TAM – Empreendimentos e Participações S.A	44,804,238	89.26%	24,768,755	24.67%	69,572,993	46.20%
Agropecuária Nova Fronteira Ltda.	79,516	0.16%	0	0.00%	79,516	0.05%
Other	5,311,295	10.58%	75,621,343	75.33%	80,932,638	53.75%
Amaro Aviation Part SA	5,295,149	10.55%	0	0.00%	5,295,149	3.52%
Treasury stocks	0	0.00%	402,311	0.40%	402,311	0.27%
Minority Shareholders	16,146	0.03%	75,219,032	74.93%	75,235,178	49.96%
Total	50,195,049	100.00%	100,390,098	100.00%	150,585,147	100.00%

In March 31, 2009, our market value was R$ 1.9 billion. Our free float is 53.75%, the average daily trade of our share in BOVESPA and NYSE was about 0.9% of the total free float and the daily trade volume around R$ 8 million and USD 3 million, in BOVESPA and NYSE respectively in 1Q09.

We are included in 8 indexes:
•	Ibovespa (Index of the São Paulo Securities Exchange)
•	IBrX-50 (Brazilian index of the 50 most liquid shares in the BOVESPA)
•	IGC (Index of companies with differentiated corporate governance practices)
•	IBrX (Brazilian Index)
•	ITag (Index of shares with differentiated tag along practices)
•	IVBX 2 (Index Valor Bovespa – 2nd tier)
•	MSCI Barra (Morgan Stanley Capital International)
•	DJ Brazil Titans 20 ADR Index

Graph 5: Stock Performance

Accumulated Variation

Strategy & Estimates

Overall Strategy
Our main strategy is to consolidate our leadership both in the domestic and international passenger market, attaining high levels of profitability. We will pursue this objective by offering an overall service that delivers superior value to passengers, with a more attractive value-price relation to our customers.

2009 Estimates	We believe market will grow in 2009. Our estimates for the year are:

● Domestic market demand growth (in RPK terms)	1%-5%	4.7%
● Maintain leadership
è Domestic Market	---	49.5%
è International market	---	85.5%
● ASK growth of
è Domestic Market	8%	15.5%
è Domestic Market	20%	18.5%
● Average load factor at approximately	67%	67.1%
● One new international destination or frequency in 2009	1*	---
* Flight to Johannesburg estimated to be launched on September

Graph 6: Fleet projection at year end

US GAAP and BR GAAP Comparative

Balance Sheet and Statement of Result for the quarter ended March 31, 2009 in accordance with the Brazilian accounting practices in accordance with Law no. 11,638 and accounting principles generally accepted in the United States ("U.S. GAAP") non audited.

Table 11: Balance Sheet

		03.31.2009		03.31.2008
Assets	BR GAAP	U.S. GAAP (unaudited)	BR GAAP	U.S. GAAP (unaudited)

Current
Cash and banks	840,427	616,127	1,356,513	665,530
Marketable securities	244,532	468,832	557,543	1,248,526
Customer accounts receivable	1,380,028	1,380,028	1,157,239	1,157,239
Inventories	250,044	250,044	231,556	231,556
Taxes recoverable	134,627	134,627	120,712	120,712
Advances to aircraft manufacturers	90,889	318,882	143,680	351,033
Deferred income tax and social contribution	60,629	84,925	58,564	81,715
Prepaid expenses	87,125	87,125	90,587	90,587
Aircraft insurance and other	42,603	42,603	58,694	58,693
Other	57,941	57,941	97,944	97,944

	3,188,845	3,441,134	3,873,032	4,103,535

Non-current
Marketable securities	242,272	242,272
Deposits in guarantee	91,411	91,411	116,135	116,135
Judicial deposits		87,106		84,928
Deferred income tax and social contribution	646,763	543,019	641,941	566,430
Advances to aircraft manufacturers	397,437	397,437	351,284	351,284
Advances to aircraft maintenance	450,552	450,552	432,839	432,839
Other accounts receivable	80,797	80,797	93,848	93,848

	1,909,232	1,892,594	1,636,047	1,645,464

Investment	70	70	70	70
Property, plant and equipment	7,750,835	7,286,327	7,562,624	7,156,746
Intangible assets	152,208	161,888	152,092	161,772

	7,903,113	7,448,285	7,714,786	7,318,588

	9,812,345	9,340,879	9,350,833	8,964,052

Total assets	13,001,190	12,782,013	13,223,865	13,067,587

		03.31.2009		03.31.2008
Liabilities and stockholders’ equity	BR GAAP	U.S. GAAP (unaudited)	BR GAAP	U.S. GAAP (unaudited)

Current liabilities
Suppliers	400,674	400,674	486,095	486,095
Term loan and financing	305,691	305,691	191,835	191,835
Obligations under finance leases and leases payable	705,429	686,259	680,440	662,776
Debentures	9,330	9,330	28,542	28,542
Salaries and payroll charges	313,505	313,505	317,951	317,951
Advance ticket sales	784,289	784,289	819,780	819,780
Taxes and tariffs payable	169,454	169,454	162,908	162,908
TAM Loyalty Program	44,494	44,494	46,462	46,462
Income tax and social contribution payable	588	588	83,429	83,429
Interest on own capital and dividends payable	599	599	599	599
Return of Fokker 100 fleet	20,656	20,656	18,623	18,623
Senior notes	22,055	22,055	9,336	9,336
Derivative Financial Instruments	566,200	566,200	1,021,928	1,021,928
Deferred gain on sale and leaseback	32,085	32,085	32,085	32,085
Deferred income tax and social contribution	4,953		1,080
Other	166,353	259,353	123,068	217,229

	3,546,355	3,615,232	4,024,161	4,099,578
Non-current
Term loan and financing
Loans and financing	174,310	174,310	209,733	209,733
Obligations under finance leases	5,721,044	5,530,621	5,768,040	5,573,799
Debentures	500,000	500,000	500,000	500,000
Deferred income tax and social contribution	92,168		59,192
Provision for contingencies	988,043	1,075,150	947,800	1,032,728
Return of Fokker 100 fleet	31,648	31,648	32,563	32,563
Senior Notes	694,560	694,560	701,100	701,100
Derivative Financial Instruments	335,107	335,107	107,057	107,057
Deferred gain on sale and leaseback	107,334	107,334	115,356	115,356
Other	116,239	86,925	126,508	100,599

	8,760,453	8,535,655	8,567,349	8,372,935

Minority interest	4,733	4,733	4,234	4,234

Stockholder’s equity	689,649	626,393	628,121	590,840

Total liabilities and stockholders’ equity	13,001,190	12,782,013	13,223,865	13,067,587

Table 12: Statement of Result for the year ended March 31, 2009

		03.31.2009		03.31.2008
	BR GAAP	U.S. GAAP (unaudited)	BR GAAP	U.S. GAAP (unaudited)
Gross operating revenue
Air transportation revenues
Domestic	1,442,479	1,442,479	1,320,557	1,320,557
International	796,859	796,859	613,307	613,307
Cargo	208,389	208,389	214,437	214,437
Other	287,253	288,413	198,611	189,095
	2,734,980	2,736,140	2,346,912	2,337,396

Taxes and deductions	(95,954)	(95,954)	(86,656)	(86,656)

Net operating revenues	2,639,026	2,640,186	2,260,256	2,250,740

Cost of services rendered	(1,898,383)	(1,908,692)	(1,712,749)	(1,705,544)

Gross profit	740,643	731,494	547,507	545,196

Operating (expense) income
Selling	(287,076)	(287,076)	(309,085)	(309,085)
General and administrative	(203,342)	(203,342)	(160,336)	(160,336)
Directors´ fees	(10,353)	(10,353)	(4,661)	(4,661)
Other operating income (expense), net	(42,909)	(42,909)	12,260	12,260

Income operating before subsidiaries and financial result	196,963	187,814	85,685	83,374

Financial result, net	(110,705)	(110,373)	(2,166)	620

Income before income tax , social contribution	86,258	77,441	83,519	83,994

Income tax and social contribution	(31,195)	(19,899)	(40,247)	(37,136)

Income before minority interest	55,063	57,542	43,272	46,858

Minority interest	(631)	(631)	(126)	(126)

Net income for the period	54,432	56,911	43,146	46,732

Glossary

Paid Passengers transported	Total number of passengers who actually paid and flew on all our flights
RPK
Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK	Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats
Average tariff	Represents the results of the total passenger revenue divided by total paid passengers transported
Yield	Average amount paid per passenger to fly one kilometre.
RASK	Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre
CASK	Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre
Load factor	Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.
Break-even Load factor (BELF)	BELF is the load factor that equalize passenger revenues and operating costs
Market Share	Company’s share in the total market demand (measured in RPK)
Capacity Share	Company’s share in the total market offer (measured in ASK)
Flight Hour	Represents the flight time of aircraft calculated from the time of departure to engine shutdown
Number of flight legs	The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts

Libano Miranda Barroso (CFO)
Roberta Noronha (Investor Relations Manager)
Jorge Helito (Investor Relations Coordinator)
Andre Ferreira (Investor Relations Analyst)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ir

About Us:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed March 2009 with 49.3% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil.  TAM's market share among Brazilian companies that operate international flights stood at 86.8% in March. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.5 million subscribers and has awarded more than 7.4 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer